NEONC TECHNOLOGIES HOLDINGS, INC.

2 Dole Drive

Westlake Village, CA 91362

March 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	NEONC TECHNOLOGIES HOLDINGS, INC.
Registration Statement on Form S-1 (File No.333-284115) (the “Registration Statement”)
Acceleration Request

Ladies and Gentlemen:

NeOnc Technologies Holdings, Inc. hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-1, be accelerated to 4:01 p.m., Eastern Time, on March 25, 2025, or as soon thereafter as practicable.

Please notify Thomas Poletti at (714) 371-2501 or Veronica Lah at (310) 312-4130 of Manatt, Phelps & Phillips, LLP as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. We appreciate your assistance and cooperation in this matter.

Sincerely,

NEONC TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Dr. Thomas Chen
Name:	Dr. Thomas Chen
Title:	Chief Executive Officer